EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 2 to the Registration Statement (Form S-3, No. 333-115516) and related Prospectus of InterMune, Inc. for the registration of $170,000,000 of aggregate principal amount of 0.25% Convertible Senior Notes due March 30, 2011 and 7,858,811 shares of its common stock and to the incorporation by reference therein of our reports dated March 15, 2005, with respect to the consolidated financial statements and schedule of InterMune, Inc., Intermune, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Intermune, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
San Jose, California
August 8, 2005